Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

November 7, 2013 and the Prospectus dated March 29, 2012

Registration No. 333-180439

November 7, 2013

ROSETTA RESOURCES INC.

$600,000,000 5.875% Senior Notes due 2022

(the “Notes Offering”)

The information in this pricing term sheet supplements the information in (i) the preliminary prospectus supplement dated November 7, 2013 relating to the Notes Offering, including the documents incorporated by reference therein (the “Prospectus Supplement”) and (ii) the related base prospectus dated March 29, 2012.

Other information presented in the Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus Supplement.

Issuer:	Rosetta Resources Inc.

Security:	5.875% Senior Notes due 2022

Offering Size:	$600,000,000 aggregate principal amount

Net Proceeds to Issuer (before expenses):	$591,000,000

Distribution:	SEC Registered

Final Maturity Date:	June 1, 2022

Issue Price:	100.000% plus accrued interest, if any, from November 15, 2013

Coupon:	5.875%

Interest Payment Dates:	June 1 and December 1

Record Dates:	May 15 and November 15

First Interest Payment Date:	June 1, 2014

Optional Redemption:

Until December 1, 2017, in whole or in part, at a price equal to 100% of the principal amount thereof, plus the “Applicable Premium” as described in the Prospectus Supplement, plus accrued and unpaid interest to the date of redemption.

From and after December 1, 2017, in whole or in part, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the date of redemption, on December 1 of the years set forth below:

Date	Price
2017	102.938%
2018	101.469%
2019 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	In addition, prior to December 1, 2016, up to 35% at a redemption price equal to 105.875% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption.

Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest to the date of purchase.

CUSIP/ISIN Numbers:	CUSIP: 777779 AE9 ISIN: US777779AE97

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	BMO Capital Markets Corp. RBC Capital Markets, LLC

Trade Date:	November 7, 2013

Expected Settlement Date:

November 15, 2013 (T+5)

We expect that the delivery of the notes will be made against payment therefor on or about November 15, 2013, which is the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or during the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade in order to prevent failed settlement and should consult their own advisors.

Additional Changes to the Preliminary Prospectus Supplement

The aggregate principal amount of notes to be issued in the offering increased from $450.0 million to $600.0 million. The net proceeds received from the increased amount of $150.0 million will be used to increase the amount of cash to the balance sheet to be used for general corporate purposes as set forth under “Use of Proceeds” in the Prospectus Supplement.

Use of Proceeds

We will receive net proceeds from this offering of approximately $590.3 million, after deducting the underwriting discount and estimated offering expenses.

Capitalization

The “As Adjusted” column is amended to show (in thousands), Cash and cash equivalents of $379,206, Total long-term debt of $1,500,000 and Total capitalization of $2,815,610.

This information does not purport to be a complete description of the notes or the Notes Offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Rosetta Resources Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplements) with the SEC for the Notes Offering. Before you invest, you should read the prospectus (including the preliminary prospectus supplements) in that registration statement and other documents Rosetta Resources Inc. has filed with the SEC for more complete information about Rosetta Resources Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the Prospectus Supplement may be obtained from your sales representative at: Wells Fargo Securities at the following number: (800) 326-5897 or by e-mailing a request to: cmclientsupport@wellsfargo.com; Citigroup, c/o Broadridge Financial Solutions, at 1155 Long Island Avenue, Edgewood, New York 11717, or by calling (800) 831-9146 or by emailing a request to: BATProspectusdept@citi.com; J.P. Morgan at 383 Madison Avenue, 3rd Floor, New York, New York 10179, Attention: Syndicate Desk, or by calling (800) 245-8812; or Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department, or by calling (866) 718-1649 or by emailing prospectus@morganstanley.com.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.